Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344007, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 38-53-75
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER SU Телекс 123057 BL OK SU
Р/сч 40702810000000000285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637
ОКОНХ 11100, 19900, ОКПО 00104024

1.07.02 № 0612-08-312/1580
На N

02 DEC 19

02060649

Mrs. T. Vesselovskaya
ADR Account Administrator
The Bank of New York
New York, U.S.A.
Fax #: (212) 571 - 3050

SUPPL

Re: JSC " Rostovenergo "
Rostov - on - Don, Russia
Exemption No.: 82 - 4839

Dear Madam:

In connection with Rostovenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find a copy of Resolutions of the Annual General Meeting of Stockholders of JSC "Rostovenergo" dated May, 31 2002.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

The Bank of New York acts as Depositary bank for the above referenced company under the Form F - 6 registration statement number: 333 - 9428 which was declared effective by the SEC on 22. 09. 98.

Sincerely,

F. A. Kushnariov
Director General

12/26

Resolutions
of the Annual General Meeting of Stockholders
# of JSC " Rostovenergo "

May, 31 2002

Rostov-on-Don
Semashko , 48

In accordance with the register of shareholders of JSC "Rostovenergo" as of 17.04.02 3128764676 shares have voting authority at the Annual general meeting of stockholders.

Registered :

10. 45 a.m.

2 104 participants, possessing in total
2 695 490 992 votes ,
which make 86, 1519 % of the total
number of the voting shares.

The quorum of the meeting is secured, the Annual general meeting of stockholders of JSC "Rostovenergo" is law competent . (Proceedings about quorum of May,31 10.45)

Registered :

11. 30 a.m.

2 115 participants, possessing in total
2 778 897 293 votes ,
which make 88, 8177 % of the total
number of the voting shares.

The chairman of the meeting - the chairman of the Directors' Board of JSC "Rostovenergo" , Director General of the representation RAO EES national energy networks "Juzhenergo" – Sitnikov E.G.

The secretary of the meeting - the secretary of the Directors' Board of JSC "Rostovenergo" - Chernish V.P.

The duties of the Accounts Committee are performed by JSC " Central Moscow Depositary " in accordance with the article 56 of the Federal law " About Joint Stock Companies" .

The Agenda of the Meeting :

1. About approval of the annual report of JSC " Rostovenergo ", balance sheets, profit - and – loss statements of the Company in accordance with the results of the financial year.
2. About distribution of profits (losses) of the Company in accordance with the results of the financial year.
3. About annual dividend payment for 2001.
4. About material remuneration and compensations for members of the Directors' Board of JSC " Rostovenergo ".
5. About material remuneration and compensations for members of the Inspection Commission of the Company .
6. About election of the Directors' board members of the Company .
7. About election of the Company's Inspection Commission .
8. About confirmation of the Company's auditor.
9. About confirmation of the Regulations for preparation and conducting the Company's general meeting of stockholders .
10. About confirmation of the Regulations for the Company's Inspection Commission .
11. About confirmation of the Regulations for calling and conducting of the Company's Directors' Board meetings.
12. About confirmation of the Company's Managerial Board Regulations .
13. About approval of Regulations for material remuneration and compensations for members of the Inspection Commission of the Company .

1. On the first issue of the agenda - About approval of the annual report of JSC " Rostovenergo ", balance sheets, profit - and – loss statements of the Company in accordance with the results of the financial year - as a result of voting - was decided :

   1. To approve the annual report of JSC " Rostovenergo " for 2001.
   2. To approve balance sheets of the Company for 2001.
   3. To approve profit- and–loss statements of the Company for 2001.

2 109 participants owing 2778814651 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 091 participants , 2499752566 votes, 89.9548% of the total number of the voting shares.

Against - 3 participants, 139848 votes, 0.0050 % of the total number of the voting shares.

Abstain - 9 participants , 277813732 votes, 9.9973 % of the total number of the voting shares.

The ballots of 6 participants owing 1108496 votes , 0.0399 % of the total number of the voting shares , were considered invalid.

2. On the second issue of the agenda : About distribution of profits (losses) of the Company in accordance with the results of the financial year - as a result of voting - was decided :
to approve the following distribution of profits (losses) of the Company in 2001 :

Undistributed profit (losses) for the reporting period		117162
allot to :	Reserve fund	5859
	Accumulation fund	50485
	Dividends	60818

2 110 participants owing 2778839178 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 092 participants , 2589477346 votes, 93.1836 % of the total number of the voting shares.

Against - 4 participants, 284600 votes, 0.0102 % of the total number of the voting shares.

Abstain - 7 participants , 187855876 votes, 6.7601 % of the total number of the voting shares.

The ballots of 7 participants owing 1221256 votes , 0.0440 % of the total number of the voting shares , were considered invalid.

3. On the third issue of the agenda - About annual dividend payment for 2001 - as a result of voting - was decided :

1. To pay out the annual dividends for 2001 for the preference nominal shares at the rate of 0.015 rubles per share in pecuniary form by 31.07.2002 .
2. To pay out the annual dividends for 2001 for the ordinary nominal shares at the rate of 0.015 rubles per share in pecuniary form by 31.07.2002 .

2 110 participants owing 2778839178 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 086 participants , 2765996680 votes, 99.5358 % of the total number of the voting shares.
Against - 10 participants, 477350 votes, 0.0172 % of the total number of the voting shares.
Abstain - 9 participants , 11283456 votes, 0.4060 % of the total number of the voting shares.
The ballots of 5 participants owing 1081692 votes , 0.0389 % of the total number of the voting shares , were considered invalid.

4. On the fourth issue of the agenda - About material remuneration and compensations for members of the Directors' Board of JSC " Rostovenergo " - as a result of voting - was decided to pay out the remuneration for Directors' Board members in conformity with the Regulations about the remuneration for Directors' Board members.

2 109 participants owing 2778660754 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 047 participants , 2488644091 votes, 89.5551 % of the total number of the voting shares.
Against - 32 participants, 3209599 votes, 0.1155 % of the total number of the voting shares.
Abstain - 24 participants , 285721464 votes, 10.2818 % of the total number of the voting shares.

The ballots of 6 participants owing 1085600 votes , 0.0391 % of the total number of the voting shares , were considered invalid.

<u>5. On the fifth issue of the agenda</u> - About material remuneration and compensations for members of the Inspection Commission of the Company - as a result of voting - was decided to pay out the additional remuneration for members of the Inspection Commission of 10 minimal monthly base wage rates of the first working category with the indexing, fixed by branch tariff agreement in conformity with the item 2.2 of the Regulations about the remuneration or members of the Inspection Commission.

2 110 participants owing 2778839178 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 043 participants , 2488803962 votes, 89.5608 % of the total number of the voting shares.
Against - 40 participants, 3078516 votes, 0.1108 % of the total number of the voting shares.
Abstain - 18 participants , 285718172 votes, 10.2817 % of the total number of the voting shares.

The ballots of 9 participants owing 1238528 votes , 0.0446 % of the total number of the voting shares , were considered invalid.

<u>6. On the sixth issue of the agenda</u> - About election of the Directors' board members of the Company - the following candidates were proposed for election :

№	Candidates to the Directors' Board members	Place of employment, post
1.	Branis Alexander Markovich	Head of the representative office " Prosperity Capital Management " in Moscow.
2.	Visokov Vasily Vasiljevich	Vice - chairman of Directors' Board of JSC CB " Tsentr - Invest "
3.	Diltaev Sergey Khaueskhanovich	Key specialist of the Department for investment management RAO EES national energy networks

4.	Kim Radion Suerovich	Head of the Department for work with authorities and public organizations RAO EES national energy networks
5.	Kostenko Vladimir Ivanovich	The first deputy head of the Department for work with JSCs RAO EES national energy networks
6.	Kushnariov Fedor Andreevich	Director General of JSC " Rostovenergo "
7.	Nasarov Sergey Makarovich	Deputy Head of the Rostov Regional Administration
8.	Nikitin Danila Nikolayevich	Deputy head of Corporate Policy Department RAO EES national energy networks
9.	Panov Petr Alexandrovich	The First Deputy of the Head of the Department – Secretariat of the President of RAO EES national energy networks
10.	Repin Igor Nikolaevich	Key specialist of the Board for investors protection of the Consulting Center CRO NAUFOR,
11.	Seppo Remes	The President of the Company Vostok Energo (Group Vostok Nafta)
12.	Sitnikov Eugene Grigorjevich	Director General of the representation RAO EES national electrical networks " Juzhenergo "
13.	Yaroshevich Vladislav Anatoljevich	Advisor for Directors'Board functioning of RAO EES national energy networks

2 110 participants owing 27788097380 votes of 2 115 registered owing 2778897293 votes took part in this voting . 27763762634 votes (99.9093% of all voting shares) were considered "valid".

The results of voting were as follows :

№	Candidates to the Directors' Board members	Number of votes
1.	Repin Igor Nikolaevich	3 531 943 587
2.	Kushnariov Fedor Andreevich	3 060 372 830
3.	Visokov Vasily Vasiljevich	2 549 536 499

4.	Nasarov Sergey Makarovich	2 483 611 089
5.	Kostenko Vladimir Ivanovich	2 480 189 764
6.	Sitnikov Eugene Grigorjevich	2 479 476 105
7.	Nikitin Danila Nikolayevich	2 477 561 335
8.	Panov Petr Alexandrovich	2 477 365 054
9.	Kim Radion Suerovich	2 476 819 956
10.	Yaroshevich Vladislav Anatoljevich	2 355 771 187
11.	Seppo Remes	1 341 959 597
12.	Branis Alexander Markovich	45 152 987
13.	Diltaev Sergey Khaueskhanovich	4 002 644
TOTAL :		27 763 762 634

It was decided to elect Directors' Board of the Company in the following staff :

1. Repin Igor Nikolaevich
2. Kushnariov Fedor Andreevich
3. Visokov Vasily Vasiljevich
4. Nasarov Sergey Makarovich
5. Kostenko Vladimir Ivanovich
6. Sitnikov Eugene Grigorjevich
7. Nikitin Danila Nikolayevich
8. Panov Petr Alexandrovich
9. Kim Radion Suerovich
10. Yaroshevich Vladislav Anatoljevich

<u>**7. On the seventh issue of the agenda -**</u> About election of the Company's Inspection Commission - as a result of voting - was decided to elect Company's Inspection Commission in the following staff :

№	Membership of the Inspection Commission	Place of employment , post
1	Block Andrey Yurievich	Auditor of JSC "Rostovenergo"
2	Zhirnaya Valentina Nikolaevna	Adviser for work with Inspection Commissions of the representation RAO EES national electrical networks "Juzhenergo "
3	Pogorelova Elena Yurievna	Adviser for work with Inspection Commissions of the representation RAO EES national electrical networks "Juzhenergo "
4	Pshenichnaya Galina Anatolievna	Key specialist of analysis and control section of Corporate Policy Department RAO EES national energy networks
5	Tolstaya Irina Ivanovna	Chief accountant of Equipment Production and Maintenance Works of JSC "Rostovenergo"

2 107 participants owing 2775238974 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 084 participants , 2495635866 votes, 89.9133 % of the total number of the voting shares.
Against - 6 participants, 615264 votes, 0.0222 % of the total number of the voting shares.
Abstain - 8 participants , 277740316 votes, 10.0065 % of the total number of the voting shares.
The ballots of 8 participants owing 1247528 votes , 0.0131 % of the total number of the voting shares , were considered invalid.

8. On the eighth issue of the agenda - About confirmation of the Company's auditor - as a result of voting - was decided to confirm the external Company's auditor CJSC Joint – Stock Audit Company "Auditinform " (license for corporate auditing № 008679, issued 14.08.01)

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 087 participants , 2331475953 votes, 83.8993 % of the total number of the voting shares.
Against - 5 participants, 166276 votes, 0.0060 % of the total number of the voting shares.
Abstain - 13 participants , 445838881 votes, 16.0437 % of the total number of the voting shares.
The ballots of 8 participants owing 1130576 votes , 0.0407 % of the total number of the voting shares , were considered invalid.

9. On the ninth issue of the agenda - About confirmation of the Regulations for preparation and conducting the Company's general meeting of stockholders - as a result of voting - was decided to confirm the Regulations for preparation and conducting the Company's general meeting of stockholders .

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 090 participants , 2328453509 votes, 83.7906 % of the total number of the voting shares.
Against - 1 participant, 41708 votes, 0.0015 % of the total number of the voting shares.
Abstain - 12 participants , 449039869 votes, 16.1589 % of the total number of the voting shares.
The ballots of 5 participants owing 1076600 votes , 0.0387 % of the total number of the voting shares , were considered invalid.

10. On the tenth issue of the agenda - About confirmation of the Regulations for the Company's Inspection Commission - as a result of voting - was decided to confirm the Regulations for the Company's Inspection Commission .

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 079 participants , 2326419913 votes, 83.74 % of the total number of the voting shares.

Against - 2 participants, 46616 votes, 0.0017 % of the total number of the voting shares.

Abstain - 15 participants , 449690493 votes, 16.1823 % of the total number of the voting shares.

The ballots of 12 participants owing 2454664 votes , 0.0883 % of the total number of the voting shares , were considered invalid.

11. <u>On the eleventh issue of the agenda</u> - About confirmation of the Regulations for calling and conducting of the Company's Directors' Board meetings - as a result of voting - was decided to confirm the Regulations for calling and conducting of the Company's Directors' Board meetings.

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 087 participants , 2326776573 votes, 83.7302 % of the total number of the voting shares.

Against - 1 participant, 41708 votes, 0.0015 % of the total number of the voting shares.

Abstain - 12 participants , 449359021 votes, 16.1704 % of the total number of the voting shares.

The ballots of 8 participants owing 2434384 votes , 0.0876 % of the total number of the voting shares , were considered invalid.

12. <u>On the twelfth issue of the agenda</u> - About confirmation of the Company's Managerial Board Regulations - as a result of voting - was decided to confirm the Company's Managerial Board Regulations .

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting .

The results of voting were as follows :

For - 2 077 participants , 2325532457 votes, 83.6854 % of the total number of the voting shares.

Against - 7 participants , 264416 votes, 0.0095 % of the total

number of the voting shares.

Abstain - 14 participants, 449388461 votes, 16.1715 % of the total number of the voting shares.

The ballots of 10 participants owing 3426352 votes, 0.1233 % of the total number of the voting shares, were considered invalid.

13. On the thirteenth issue of the agenda - About approval of Regulations for material remuneration and compensations for members of the Inspection Commission of the Company - as a result of voting - was decided to approve the Regulations for material remuneration and compensations for members of the Inspection Commission of the Company.

2 108 participants owing 2778611686 votes of 2 115 registered owing 2778897293 votes took part in this voting.

The results of voting were as follows:

For - 2 040 participants, 2318279302 votes, 83.4244 % of the total number of the voting shares.

Against - 24 participants, 2780108 votes, 0.1000 % of the total number of the voting shares.

Abstain - 27 participants, 450532312 votes, 16.2126 % of the total number of the voting shares.

The ballots of 17 participants owing 7019964 votes, 0.2526 % of the total number of the voting shares, were considered invalid.

The Chairman of the Meeting **E. G. Sitnikov**

The Secretary of the Meeting **V. P. Chernish**